SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE EIGHT HUNDRED AND THIRTEENTH MEETING OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND PLACE: Virtual meeting started on 08/15/2018 and ended on 08/22/2018, by means of electronic votes, pursuant to item 8.6.3 of the Internal Rules.

2. CALL: The call was held on 08.15.2018.

3. PRESENCE: Took the presidency of the works the council member JOSÉ GUIMARÃES

MONFORTE. The following members were also present: WILSON FERREIRA JR., JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, MAURO GENTILE RODRIGUES DA CUNHA, WALTER BAÈRE DE ARAUJO FILHO, CARLOS EDUARDO RODRIGUES PEREIRA, ELVIRA BARACUHY CAVALCANTI PRESTA, MANOEL ARLINDO ZARONI TORRES, ARIOSTO ANTUNES CULAU and VICENTE FALCONI CAMPOS. There were no registers of absences.

4. INSTRUCTION: The support material was also made available to the Board Members through:

(i)	the Governance Portal; and (ii) electronic correspondence, at the time of the call.
5.	HOLDING DELIBERATION POINT:
5.1.	The Board Members cast their votes on the basis of the available support material and, in the exercise of their merit judgment, decided to approve the following proposal for deliberation:

  DEL-164/2018. To approve the Call for Extraordinary General Meeting of Eletrobras to resolve on the sale of Eletrobras' interest in controlled Special Purpose Companies (SPEs).
  RES-572, dated 08/15/2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, is based on a decision of the Board of Executive Officers and in the documents below, DELIBEROU: Ø Report to the Executive Board No. PR- 303, dated 08.08.2018; Ø Executive Summary No. DFR-006, dated 08/15/2018; 1. to approve the call of the 172nd Eletrobras Shareholders' Meeting, pursuant to the Call Notice and the Management Proposal and its attachments; 2. To determine that the Finance and Investor Relations Department shall adopt the necessary measures for the notice referred to in item 1 above; and 3. to determine that the Financial and Investor Relations Department, through the Superintendence of Investors Relations (DFR), the Governing Secretariat of the Board of Directors (CAAS) and the General Secretariat (PRGS), each within its scope, adopt the measures necessary to comply with this Decision.

Quorum of deliberation: Majority, counted the vote in the opposite direction of Board Member CARLOS EDUARDO RODRIGUES PEREIRA.

5.2. The Board Member CARLOS EDUARDO RODRIGUES PEREIRA qualified his vote in the following terms:

"After reading the decision of Justice Ricardo Lewandowsk in ADI 5624 and the memorandum of the Cescon Barrieu which served as the basis for the legal opinions of the company, as well as the reading of the opinions themselves, I consider the rationale used to understand that they are not achieved by the precautionary measure the SPEs controlled by Eletrobras. I explain: The Public Administration must obey the principle of legality. This means that the public administrator is, in the exercise of the office, subject to the commandments of the law and they can not be removed under penalty of performing an act invalid and expose themselves to liability. This is one of the major differences in the conduct of the public administrator for the private administrator. According to Henrique Savonitti Miranda: "The private administrator conducts his enterprise with dominus, acting with the powers inherent to the property in all its extension. Thus, everything that is not prohibited, is allowed to the private manager. It should also be pointed out that the private administrator can even ruin his business without much can be done by third parties ... The public manager does not act as a "owner", who can do what seems to him more comfortable. It is said, then, that the Public Administrator is only allowed to do what the law authorizes, prior and express. "The application of the principle of symmetry of forms, or the parallelism of forms, to understand that it was granted to Eletrobras authorization legal basis to alienate companies from its control because it was granted authorization to create companies under its control, in my judgment, it runs into the principle of legality due to the lack of provision expressed in the law. If the memoranda itself point to the risk of a different understanding of the opinion, I do not think it prudent to proceed with the sale of the SPEs under Eletrobras' control for the risk of being in violation of the Federal Supreme Court injunction and all possible consequences of the act. Therefore, because we do not agree with the understanding presented and believe that we should not proceed with the process of alienation of the controlled SPEs while the injunction is in force, I vote against the matter. "

5.3. The Board Member JOSÉ GUIMARÃES MONFORTE qualified his vote in the following terms:

"I vote favorably on the proposal of the Board based on the following grounds: (i) the process of disinvestment of these shareholdings passed through TCU's scrutiny. (ii) the company's internal legal counsel, in defending the legal interpretation that the sale of public SPEs in the bow of the divestment auction was legally protected and does not offend the STF's decision, he also pointed out that such an understanding is also supported by external jurists, including Gustavo Binenbojm and Nelson Eizerik. The material is duly informed. (iii) the process of sale via a stock exchange auction assures respect for the principles of morality, impersonality, which clearly shows the disinterested nature of the decision. (iv) shareholders are well informed about the issue, as the matter is included in the risk analysis of the management proposal. This is my vote. "

5.4. Due to the deliberation of this meeting, the agenda of the public notice, the analysis of benefits and risks and the conclusion of the proposal of the administration were thus approved:

a) Agenda:

“1. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Santa Vitória do Palmar Holding S.A., equivalent to 78.00% (seventy-eight percent) of the capital stock of said company, for a minimum price of R$ 634,564 thousand, provided that the private partner Brave Winds Geradora S.A. carries out the joint sale when the auction is held at B3 S.A. - Brasil, Bolsa, Balcão; 2. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company – Eólica Hermenegildo I S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 43,374 thousand; 3. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Hermenegildo II S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 43,833 thousand; 4. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Hermenegildo III S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, for the minimum price of R$ 18,877 thousand; 5. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Chuí IX S.A., equal to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 12,688 thousand; and

6. To approve the sale of Eletrobras' total shareholding in the Special Purpose Company -Uirapuru Transmissora de Energia S.A., equivalent to 75.00% (seventy-five percent) of the capital stock of said company for the minimum price of R$ 87,100 thousand.

Analysis of Benefits and Risks of the Management Proposal: Benefits

  Reduction of the Net Debt/EBITDA Indicator as part of the PDNG 2018-2022
  Reduction of indebtedness, through the payment of debts with the amount obtained through the sale of shareholdings in Special Purpose Companies (SPE).

Risks

  Failure to succeed in the Sale Auction to be held;
  Occurrence of the auction at a later date than expected;
  Failure to obtain consent to the purchase and sale of shares of all counterparties to contracts entered into with the SPE that have an early maturity clause, mandatory termination or penalties for the transfer of shares, including financing banks, transfer banks, debenture holders and guarantors;
  Failure to obtain consent from the National Electric Energy Agency - ANEEL and from the Administrative Council for Economic Defense - CADE;
  Judicial challenges, in particular related to the Direct Lawsuit of Unconstitutionality 5,624/DF, whose injunction, given by Minister Ricardo Levandowsky, determined that the disposal of shares involving the share control of state-owned companies must be preceded by prior legislative authorization.

b) Management Conclusion:

As can be verified from all the foregoing, highlighting the risks described in this Management Proposal, Management believes that all the items on the agenda should be approved.

6. CLOSURE AND LAVRATURE:

There being no further business to discuss, President JOSÉ GUIMARÃES MONFORTE closed the proceedings and determined the drawing up of these minutes, which, after being read and approved, were signed by the attending Directors and by myself, BRUNO KLAPPER LOPES, Secretary of Governance of the Board, who I made.

JOSÉ GUIMARÃES MONFORTE Board Chairman

CARLOS EDUARDO RODRIGUES PEREIRA Board Member

VICENTE FALCONI CAMPOS Board Member

JOSÉ PAIS RANGEL Board Member

ELVIRA BARACUHY CAVALCANTI PRESTA Board Member

MANOEL ARLINDO ZARONI TORRES Board Member

WILSON FERREIRA JR. Board Member

EDVALDO LUÍS RISSO Board Member

ARIOSTO ANTUNES CULAU Board Member

MAURO GENTILE RODRIGUES DA CUNHA Board Member

WALTER BAÈRE DE ARAUJO FILHO Board Member

BRUNO KLAPPER LOPES Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.